Exhibit 23.1

                          INDEPENDENT AUDITORS' CONSENT

Plan Administrator
Brown & Root, Inc. Employees
Retirement and Savings Plan:

We consent to the incorporation by reference in the registration statement No. 333-86080 on Form S-8 of Halliburton Company of our report dated June 26, 2002 with respect to the statement of net assets available for plan benefits of Brown & Root, Inc. Employees Retirement and Savings Plan as of December 31, 2001, and the related statement of changes in net assets available for plan benefits for the year then ended and all related financial statement schedules, which report appears in the December 31, 2001 annual report on Form 11-K of Brown & Root, Inc. Employees Retirement and Savings Plan.

                                    KPMG LLP


Houston, Texas
June 28, 2002